OPTION ONE MORTGAGE ACCEPTANCE CORPORATION
                                      3 ADA
                            IRVINE, CALIFORNIA 92618




                                                March 30, 2006


BY FACSIMILE (202) 772-9361
---------------------------


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Rolaine Bancroft

                  Re: Option One Mortgage Acceptance Corporation Registration No. 333-130870
                           Request for Acceleration
                           ------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-130870 to 1:00 p.m., Eastern Standard Time, April 3, 2006, or as soon thereafter as practicable.

         The registrant represents and warrants that delinquencies related to mortgage loans will either not be material to an investor, or if material, will be disclosed in the related prospectus supplement.

         The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                               Very truly yours,

                                               OPTION ONE MORTGAGE ACCEPTANCE
                                               CORPORATION


                                               By:    /s/ Charles R. Fulton
                                                      -----------------------
                                               Name:      Charles R. Fulton
                                               Title:     Assistant Secretary